FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November, 2011
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                    No ☑

Banco Santander, S.A.

Item

1	Material Fact dated November 22, 2011

MATERIAL FACT
Further to the relevant fact communication dated 2 November 2011 (registry number 152,717), Banco Santander informs that it is envisaged to implement again the “Santander Dividendo Elección” program on the dates on which the third interim dividend is traditionally paid. Thus, subject to the Executive Committee of Banco Santander’s prior resolution, shareholders shall have the possibility to choose whether to receive cash or new shares on such dates.
The envisaged timeline for the implementation of the “Santander Dividendo Elección” program is as follows1:
•	12 January 2012. Communication of the number of rights needed to receive one share and of the final price of the right-purchase commitment.
•	13 January 2012 (23:59 hours CET). Record date for the granting of rights.
•	16 January 2012. Commencement of the rights trading period. Santander shares start trading ex-coupon.
•	25 January 2012. Last date to request remuneration in cash (sale of rights to Grupo Santander).
•	30 January 2012. End of the trading period of the rights. Acquisition of rights by Grupo Santander.
•	2 February 2012. Payment of cash to shareholders who have so requested.
•
8 February 2012. Commencement of the ordinary trading of the new shares in the Spanish Stock Exchanges, subject to the necessary authorizations having been granted2. Shareholders who have opted for new shares have them delivered.

Boadilla del Monte (Madrid), November 22, 2011

[1]
The term for the acceptance of the right-purchase commitment and the envisaged payment date for those shareholders who request cash may not be coincidental with those set out above in respect of those shareholders holding Santander shares in the various foreign stock exchanges in which the Bank is listed.

[2]	Admission to listing of the new shares in the foreign stock exchanges where the Bank is listed shall also be requested.
Banco Santander, S.A. — Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER — R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1a. C.I.F. A-39000013

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: November 22, 2011	By:	/s/ José Antonio Álvarez

		Name:	José Antonio Álvarez
		Title:	Executive Vice President